PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

TIW COMPLETES TRANSACTION TO INCREASE ITS OWNERSHIP OF MOBIFON S.A.

Montréal, Canada, September 15, 2004 - Telesystem International Wireless Inc. ("TIW") announces that it has completed the transaction to acquire 15.46% of MobiFon S.A. ("MobiFon") from ROMGSM Holdings Limited ("ROMGSM"), an affiliate of Deraso Holdings B.V. and from certain other minority shareholders of MobiFon (collectively, the "Selling Shareholders"). TIW acquired this equity interest in MobiFon in exchange for the issuance of 28,358,499 shares of TIW and $36.6 million in cash. As a result of this transaction TIW increased its ownership in MobiFon from 63.5% to 79.0%.

This transaction increased the number of TIW common shares issued and outstanding from approximately 139.9 million common shares to 168.3 million.

JP Morgan Partners, a significant shareholder of TIW, is also a shareholder in ROMGSM and has informed TIW that assuming distribution of ROMGSM's assets, it would receive 6.9 million of the TIW shares issued in the transaction.

The terms of the agreement restrict the ability of the Selling Shareholders and certain permitted distributees of the Selling Shareholders to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction, other than for certain permitted transfers among affiliated entities. Other than pursuant to their right to piggy-back on certain registered offerings, no more than 16.6% of the total TIW shares received by the Selling Shareholders can be disposed of three months after completion, an additional 16.7% six months after completion, a further 16.7% nine months after completion and the remaining 50% on the first anniversary of completion. Shares attributable to JP Morgan Partners may also be subject to certain additional restrictions as for their sale in the open market.

All securities having been sold, this announcement appears as a matter of record only. The securities have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent a registration statement or an applicable exemption from the registration requirements. This does not constitute an offer or sale in any other jurisdiction in which such offer or sale is not permitted.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with nearly 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca